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SEC File Number
8-68570

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/12 and ending 12/31/12

A. REGISTRANT IDENTIFICATION

Official Use Only

Firm ID No.

NAME OF BROKER-DEALER:
HighBank Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
1 South Street, Suite 860
(No. and Street)

Baltimore	MD	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Dennis O'Neill (443) 478-1978
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

KW 3/15

OATH OR AFFIRMATION

I, **Dennis O'Neill**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of HighBank Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



JACQUELINE L. ERLICH
NOTARY
PUBLIC
BALTIMORE COUNTY, MD

Signature

Managing Director
Title

Notary Public

Jacqueline L. Erlich
Exp. 9-4-2015

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HIGHBANK SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012


DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Board of Directors
HighBank Securities LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of HighBank Securities LLC (the Company) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of HighBank Securities LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
February 20, 2013

1211 West 22nd Street, Suite 110 | Oak Brook, Illinois 60523 | Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com

HIGHBANK SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 216,514
Related parties receivables	107,433
Total Assets	$ 323,947

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Accounts payable and other liabilities	$ 2,991
Total Liabilities	$ 2,991
MEMBER'S CAPITAL	$ 320,956
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 323,947

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was formed in the state of Maryland on April 1, 2010. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was initially registered as a broker/dealer with FINRA on November 4, 2010. The Company's principal lines of business are investment banking services in connection with mergers and acquisitions and the private placement of securities and providing fairness and other transaction-based opinions of value.

Revenue from Activities - Revenue and related expense arising from the Company's activities are recognized when earned.

Concentrations of Credit Risk - The Company's cash is on deposit at one financial institution. During 2012, the balances did not exceed the federally insured limits.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - RELATED PARTY INFORMATION

The Company is owned by HighBank Advisors LLC ("Advisors") and is affiliated, through common ownership and management, with HighBank Capital Partners LLC.

The Company is party to a Management Services Agreement with Advisors, pursuant to which the Company and Advisors allocate certain expenses between the entities. In addition, Advisors is the prime tenant on the office space that the Company uses and Advisors subleases a portion of the office space to the Company.

Pursuant to the Management Services Agreement, Advisors has paid certain overhead and operating expenses on behalf of the Company and the Company has reimbursed Advisors for such expenses. Specifically, the Company is allocated a monthly proportion of certain expenses incurred by Advisors (the "Monthly Proportion"). The Monthly Proportion varies from month to month depending on the amount of relative revenue generated by Advisors and the Company, provided that the Company's obligation to Advisors under the Management Services Agreement will never be less than $1,000 per month.

During the year ended December 31, 2012, the Company paid Advisors overhead and operating expenses totaling $28,717.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2012 the Company's net capital and required net capital were $213,523 and $5,000 respectively. The Company's ratio of aggregate indebtedness to net capital was 1.40%.

NOTE 4 - COMMITMENTS

Office Sublease - Minimum annual rentals for which the Company is responsible pursuant to the Management Services Agreement is $12,000 (or $1,000 per month). The Management Services Agreement provides that the monthly allocation of the rent expense to the Company is equal the greater of (i) $1,000 or (ii) the amount that would be determined by allocating the total rent amount in accordance with the Monthly Proportion discussed in Note 3 above.

NOTE 5 – INCOME TAXES

As a single member limited liability company, the Company is not recognized for federal and state tax purposes as a taxable entity. Therefore, income taxes are the responsibility of the individual member of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is not subject to examination by tax authorities for federal, state or local income taxes for periods before its 2010 inception.

NOTE 6 – MAJOR CUSTOMERS

There were three customers for the year ended December 31, 2012 that represented 39%, 30% and 10% of total revenue, respectively.